SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW


                                  April 4, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, DC 20549

Attention:    Pamela A. Long, Assistant Director
              Edward M. Kelly, Senior Counsel
              Christopher B. Edwards, Special Counsel

Re:      Luna Technologies International, Inc.
         Preliminary Information Statement on Schedule 14C
         Filed January 27, 2006
         Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 And Subsequent Quarterly Reports on Form 10-QSB
         File No. 0-29991

Ladies and Gentlemen:

      On behalf of Luna Technologies International, Inc. ("Luna" or the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") as set forth in the comment letter of February 14, 2006. This letter addresses the comments of the Commission on the Company's Preliminary
Schedule 14C.

                                     Pre14C

1. Disclosure indicates that Luna Technologies International, Inc. or Luna is seeking written consent to amend its certificate of incorporation to increase the number of authorized capital from 35 million to 110 million shares, of which 100 million will be common stock and 10 million will be preferred stock. Disclosure indicates also that Luna has allocated and plans to register 35,383,956 shares, based upon current prices, to cover the conversion of its secured convertible notes. Luna must provide the information required by Item 11 of Schedule 14A, including the financial and other information required by Item 13(a) of Schedule 14A. See Item 1 of Schedule 14C. Please revise.

         Response:

         We respectfully disagree with this comment with respect to the inclusion of information required by Item 13(a) of Schedule 14A. Instruction 1 to Item 13 of Schedule 14A provides that the information required by Item 13(a) may be omitted where it is "not material for the exercise of prudent judgment in regard to the matter to be acted upon." Instruction 1 to Item 13 further provides that the information is not deemed material "where the matter to be acted upon is the authorization or issuance of common stock, otherwise that in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance of cash in an amount constituting fair value." The Company is seeking to increase its authorized capital to provide the Company with flexibility with respect to the Company's capital structure. At this time there are no plans for issuance of the additional shares of common stock which are proposed to be authorized other than in connection with fulfilling the Company's obligations pursuant to the Stock Purchase Agreement with AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners, LLC. The Schedule 14C does not relate to the authorization or issuance of common stock in connection with an exchange, merger, consolidation or acquisition, therefore we believe that the information required by Item 13(a) may be omitted.

2. It is unclear from the table on page 2 that a majority of the shareholders have consented to the actions specified in the information statement. Please illustrate how you have determined that you have received the required number of consents. Alternatively, amend on Schedule 14A. If you have the requisite number of votes or consents, you should highlight this in the disclosure and identify the individuals who have provided the necessary approval.

         Response: We have revised to include a table setting forth the name and beneficial ownership of each shareholder who has consented to the increase in the authorized capital of the Company. See page 2 of the
         Schedule 14C.

Secured Convertible Notes, page 3

3. Disclosure that investors are obligated to provide you with an aggregate of $4 million appears inconsistent with disclosure elsewhere that the amount is $1 million. Please advise.

         Response: We have revised to disclose that the investors are obligated to provide the Company with $1,000,000, in accordance with the terms of the Securities Purchase Agreement.

4. Please provide the basis for the statement in the risk factor on page 4 that the shares issuable upon conversion of the secured convertible notes and upon exercise of the warrants may be sold without restriction.

         Response: We have revised to disclose that upon the effectiveness of the Registration Statement which includes the shares which are issuable upon conversion of the Convertible Notes and exercise of the Warrants, these securities will be freely tradeable.

         I am attaching a statement of the Company as requested.

      Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                               Very truly yours,

                                               /s/ Marcelle S. Balcombe

                                               Marcelle S. Balcombe

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.
                                61B Fawcett Road
                           Coquitlam, British Columbia
                                 Canada V3K 6V2

                                                                   April 4, 2006
Via Edgar

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Luna Technologies International, Inc.
         Preliminary Information Statement on Schedule 14C
         Filed January 27, 2006
         Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 And Subsequent Quarterly Reports on Form 10-QSB
         File No. 0-29991

Gentlemen:

         The following address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter dated February 14, 2006 relating to the Preliminary Information Statement on Schedule 14C of Luna Technologies International, Inc.(the "Company"):

         The undersigned being the Chief Executive Officer of the Company hereby acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

o The Staff's comments or changes to disclosures in response to the Staff's comments do not foreclose the Commission from taking any action on the Company's filings.

o The Company may not assert the Staff's comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

                                    Very truly yours,

                                    Luna Technologies International, Inc.

                                    By:   /s/ Kimberly Landry
                                        ---------------------------------
                                          Kimberly Landry